EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Jive Software, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-178636) on Form S-8 of Jive Software, Inc. of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Jive Software, Inc. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014 which reports appear in the December 31, 2014 annual report on Form 10-K of Jive Software, Inc.

/s/ KPMG LLP

Portland, Oregon

February 27, 2015